FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

11 September 2026

HSBC HOLDINGS PLC
ISSUANCE OF SENIOR UNSECURED BONDS

On 11 September 2026, HSBC Holdings plc issued ¥21,600,000,000 2.769% Senior Unsecured Callable Bonds - Thirteenth Series (2026) due September 2030, ¥25,700,000,000 3.227% Senior Unsecured Callable Bonds - Fourteenth Series (2026) due September 2032 and ¥7,000,000,000 3.879% Senior Unsecured Callable Bonds - Fifteenth Series (2026) due September 2037 (together, the 'Bonds').

Application has been made to list the Bonds on the Official List of the Irish Stock Exchange plc trading as Euronext Dublin ('Euronext Dublin') and to trade the Bonds on the Global Exchange Market of Euronext Dublin.

Investor enquiries to:

Greg Case                    +44 (0) 20 7992 3825                 investorrelations@hsbc.com

Media enquiries to:

Press Office                 +44 (0) 20 7991 8096                 pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,438bn at 30 June 2026, HSBC is one of the world's largest banking and financial services organisations.

DISCLAIMER - INTENDED ADDRESSEES

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the 'Securities Act'), or any state securities laws and, unless so registered, may not be offered or sold within the United States or to, or for the account or the benefit of, US persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and in compliance with any applicable state securities laws.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 11 September 2026